December 12, 2012

VIA ELECTRONIC MAIL AND EDGAR

Mr. Duc Dang Attorney - Advisor Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re:	Canadian Derivatives Clearing Corporation
Registration Statement on Form S-20
Filed: October 3, 2012
File No.: 333-184288

Dear Mr. Dang:

On behalf of our client, Canadian Derivatives Clearing Corporation (“CDCC”), this letter responds to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), contained in a letter from you dated November 2, 2012 (the “Comment Letter”), with respect to the Registration Statement on Form S-20 (the “Registration Statement”) filed by CDCC with the Commission on October 3, 2012.  For ease of reference in this letter, the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the Comment Letter appear directly above CDCC’s response.  To aid the Staff with its review, we are providing to the Staff by email a PDF file containing Amendment No. 1 to CDCC’s Registration Statement on Form S-20, as filed with the Commission on December 12, 2012, marked to show changes from CDCC’s Registration Statement on Form S-20, filed with the Commission on October 3, 2012.

General

1. Please tell us your basis for not filing any periodic reports pursuant to the Exchange Act following the effectiveness of your prior registration statements.

Response:  CDCC (formerly known as Trans Canada Options Inc.) filed a Registration Statement on Form S-1 (Registration No. 2-69458) on October 9, 1980 (the “Initial Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”).  The Initial Registration Statement was declared effective by the Commission on November 2, 1981.  Each year thereafter, CDCC has updated the Initial Registration Statement through the filing of post-effective amendments.1

1	Following the Commission’s adoption of Form S-20 as a simplified Securities Act registration form customized for standardized options (Release No. 33-6426 (September 16, 1982)), Post-Effective

Mr. Duc Dang
Division of Corporation Finance

December 12, 2012

On November 4, 1981, CDCC filed an application under Section 12(h) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for an exemption from all of the provisions of Section 15(d) of the Exchange Act, including the obligation to file periodic and current reports under Section 13(a) of the Exchange Act.2  The request for exemptive relief contained in CDCC’s application reflected the unique circumstances of issuers of standardized options and the Commission’s previous order exempting Options Clearing Corporation3 from, among other matters, the periodic and current reporting obligations of the Exchange Act.4  The Commission has noted that the issuer of standardized options “is fundamentally different than a conventional issuer that registers transactions in its securities under the Securities Act”. 5  Furthermore, as the Commission has observed, a purchaser of standardized options cleared by CDCC does not acquire any ownership interest in CDCC and, other than the clearing fee charged in connection with options transactions, CDCC does not receive the proceeds from sales of the standardized options cleared by it.6

CDCC’s files indicate that, following the submission of the application, its legal counsel maintained an ongoing dialogue with the Staff (both through written correspondence and through telephone conversations) regarding several matters related to the offer and sale of options under the Initial Registration Statement, including the status of CDCC’s Section 12(h) application.  Correspondence between the Staff and counsel to CDCC indicates that, as of May 1983, CDCC’s application was still pending and that, in discussions with the Staff, counsel to CDCC was advised that, while the application was pending, CDCC’s obligations under Section 15(d) of the Exchange Act would be deemed to be satisfied by filing (1) post-effective amendments to its registration statement to update its prospectus in accordance with Section 10(a)(3) of the Securities Act7 and (2) current reports on Form 8-K to report revisions to the list

Amendment No. 3 to the Initial Registration Statement was filed on Form S-20 and all subsequent post-effective amendments to the Initial Registration Statement have been filed on Form S-20.  Post-Effective Amendment No. 34 to the Initial Registration Statement was filed on March 30, 2012 and was declared effective by the Commission on April 10, 2012.

2
CDCC’s application was assigned Administrative Proceeding File No. 3-81-661.  We note that CDCC is not required to register the standardized options for which it is deemed to be the issuer under either Section 12(b) or 12(g) of the Exchange Act.

3	CDCC performs substantially the same function in Canada that the Options Clearing Corporation performs in the United States.

4	Release No. 34-10483 (November 7, 1973).

5	Release Nos. 33-8114; 34-46264 (July 25, 2002).

6	See id.

7
It is CDCC’s understanding that the then-current prospectus, combined with Part II of the related Registration Statement, would be deemed to satisfy the requirements to file an annual report on Form 10-K under the Exchange Act.  CDCC believes that, upon the adoption of Form S-20 in 1982, this

Mr. Duc Dang
Division of Corporation Finance

December 12, 2012

of securities underlying the options registered on the Initial Registration Statement.8  It appears that no formal action has been taken with respect to CDCC’s Section 12(h) application.  As a result, CDCC has relied on the informal Staff guidance described above in not filing any periodic reports as would otherwise be required under the Exchange Act.

Additionally, CDCC notes that, since the Commission’s 1982 overhaul of options regulation, CDCC has maintained an Options Disclosure Document as required by Exchange Act Rule 9b-1.  Broker-dealers are precluded from accepting orders to purchase or sell standardized options issued by CDCC unless the broker-dealer has furnished the customer with a copy of CDCC’s Options Disclosure Document.  The Commission approved the latest version of CDCC’s Options Disclosure Document on October 18, 20109

2. Please tell us how you determined the amount of contracts being registered and how your issuances of such contracts will be tracked.

Response:  The Registration Statement covers 50,000,000 call and put contracts.  This number was determined by reviewing the number of contracts sold in the United States in recent years and selecting a number of contracts that would permit CDCC to offer and sell standardized options in the United States under the Registration Statement for a substantial period of time.  For reference, CDCC notes that the last Registration Statement on Form S-20 filed by the Options Clearing Corporation in 2002 registered the offer and sale of 2,000,000,000 options contracts.  CDCC also notes that, pursuant to Item 8 of Form S-20, it will be required to file a post-effective amendment to the Registration Statement within 120 days of end of each fiscal year to update the financial statements contained in the Registration Statement.

understanding was superseded by the requirement in Item 8 of Form S-20 that CDCC file a post-effective amendment not later than 120 days after the end of each fiscal year to update the financial statements included in the registration statement.

8
CDCC reports on Form 8-K current information about newly listed and newly delisted options, as well as a complete list of all classes of options listed for trading on the Bourse of Montreal.  This information is substantially similar to that which Options Clearing Corporation filed by amendment to its registrations on Form 8-A prior to the Commission’s adoption of rules to exempt standardized options issued by registered clearing agencies and traded on a registered national securities exchange or a registered national securities association from all provisions of the Securities Act (other than the Section 17 antifraud provision) and the Exchange Act registration provisions (Release Nos.  33-8171; 34-47082 (December 23, 2002)).  From approximately 1982 to 1995, CDCC included the list of securities underlying the options registered on the Initial Registration Statement in its annual report in lieu of filing that information on Form 8-K.  In 1995, at the request of the Staff, CDCC resumed its practice of filing on Form 8-K the list of securities underlying the options registered on the Initial Registration Statement and CDCC has maintained its practice of filing this information on Form 8-K since that time.

9	Release No. 34-63125 (October 18, 2010).

Mr. Duc Dang
Division of Corporation Finance

December 12, 2012

CDCC monitors the number of contracts sold in the United States by requiring its member clearing firms to submit monthly reports regarding the number of contracts sold to residents of the United States.  Because CDCC uses this information to comply with the reporting requirements of various state securities laws, as well as to monitor the number of contracts remaining for sale under its registration statements filed with the Commission, sales of contracts to United States residents are tracked on a state-by-state basis.

The Clearing Member’s Margin Deposits

3. From page II-36, we note that your DCMM process evaluates the financial strength of a clearing member against its margin requirements.  Please disclose any minimum margin amount or percentage that Clearing Members are required to maintain.

Response:  CDCC has revised the disclosure included in the Registration Statement under the caption “THE BACK-UP SYSTEM – The Clearing Member’s Margin Deposits” to reflect the Staff’s comment.

Report of Independent Registered Public Accounting Firm

4. We note that your auditors conducted their audit in accordance with Canadian and United States generally accepted auditing standards.  Please explain to us how your auditors determined they were not required to conduct their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Response:  The Sarbanes-Oxley Act of 2002 (the “SOA”) requires that audits of “issuers”10 (as such term is defined in Section 2(a)(7) of the SOA) be conducted in accordance with the standards of the Public Company Accounting Oversight Board.  At the time that the audit of the financial statements included in the Registration Statement was performed, CDCC was not an “issuer” as such term is defined in the SOA because CDCC did not have a class of securities registered under Section 12 of the Exchange Act; was not required to file reports under Section 15(d) of the Exchange Act; and had not filed a registration statement that has not yet become effective under the Securities Act.  Additionally, once the Registration Statement is declared effective by the Commission, CDCC will not be an “issuer” as such term is defined in the SOA because CDCC will not have a class of securities registered under Section 12 of the Exchange Act; will not be required to file reports under Section 15(d) of the Exchange Act; and will not have filed a registration statement that has not yet become effective under the Securities Act.

10
Under Section 2(a)(7) of the SOA, the term “issuer” means “an issuer (as defined in section 3 of the Securities Exchange Act of 1934 (15 U.S.C. 78c)), the securities of which are registered under section 12 of that Act (15 U.S.C. 78l), or that is required to file reports under section 15(d) (15 U.S.C. 78o(d)), or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 (15 U.S.C. 77a et seq.), and that it has not withdrawn.”

Mr. Duc Dang
Division of Corporation Finance

December 12, 2012

Footnote 6.  Daily settlements and cash deposits

5. Please update your interim disclosures to include a discussion of your non – cash clearing fund and non – cash margin deposits as of period end.

Response:  CDCC has revised the notes to the Consolidated Interim Financial Statements – Six Months ended June 30, 2012 and 2011 – included in the Registration Statement to reflect the Staff’s comment.
*     *     *     *     *

Attached hereto as Exhibit A are the written acknowledgements of CDCC, as requested by the Staff in the closing comments of the Comment Letter.

We believe that the Amendment responds completely to all of issues raised in the Comment Letter.  If you have any questions regarding this letter or the Amendment, please feel free to contact me at (612) 340-2600.

Sincerely,

/s/ Jonathan A. Van Horn
Jonathan A. Van Horn

cc:           Pauline Ascoli, General Counsel, Canadian Derivatives Clearing Corporation

Exhibit A
ACKNOWLEDGEMENTS

Canadian Derivatives Clearing Corporation (“CDCC”) hereby acknowledges the following:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve CDCC from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	CDCC may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CANADIAN DERIVATIVES CLEARING CORPORATION

By /s/ Glenn Goucher
Name: Glenn Goucher
Title: President & Chief Clearing Officer